BioHarvest Sciences to Participate in Noble Capital Markets Emerging Growth Conference on December 3, 2024

Vancouver, British Columbia and Rehovot, Israel – November 21, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (NASDAQ: BHST) (CSE: BHSC), a company pioneering its patented Botanical Synthesis technology platform, today announced that management has been invited to attend the Noble Capital Markets 20th Annual Emerging Growth Equity Conference taking place on December 3, 2024.

CEO Ilan Sobel is scheduled to host one-on-one meetings with institutional investors throughout the event and will host a presentation for in-person attendees. Following the conference, a link to the presentation will be shared on the BioHarvest investor relations website.

Noble 20th Annual Emerging Growth Conference

Date: Tuesday, December 3, 2024

Location: Florida Atlantic University - Boca Raton, FL

Sobel said: “I am pleased to announce our attendance at the upcoming Noble Capital Markets Emerging Growth Equity Conference. We have received a very positive response following our recent Nasdaq listing, and I look forward to meeting with institutional investors to discuss how BioHarvest is executing on our growth strategy to develop and commercialize plant-based molecules for both our Direct-to-Consumer Health and Wellness business, and for our CDMO customers.”

Registration is mandatory for conference participation. For more information or to schedule a meeting with management, please contact MZ Group at BHSC@mzgroup.us.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHSC@mzgroup.us